As filed with the Securities and Exchange Commission on August 30, 2007

Registration  No. 333-144723

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDMENT NO. 3

TO

FORM F-10

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Yamana Gold Inc.

(Exact name of registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

150 York Street, Suite 1102, Toronto, Ontario, M5H 3S5, Canada, (416) 815-0220

(Address and telephone number of registrant’s principal executive offices)

CT Corporation, 1015 15th Street, NW, Suite 1000, Washington D.C. 20005, (202) 572-3161

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to:

Jacqueline Jones	Gil Cornblum	Mark Bennett
Yamana Gold Inc.	Dorsey & Whitney LLP	Cassels Brock & Blackwell LLP
150 York Street, Suite 1102	BCE Place	2100 Scotia Plaza
Toronto, Ontario M5H 3S5	161 Bay Street, Suite 4310	40 King Street West
Canada	Toronto, Ontario M5J 2S1	Toronto, Ontario M5H 3C2
(416) 815-0220	Canada	Canada
	(416) 367-7370	(416) 869-5300

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

Province of Ontario, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☒	Upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☐	At some future date (check the appropriate box below).

1.	☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing).
2.	☐

Pursuant to Rule 467(b) on                      (date) at                      (time) (designate a time not sooner than seven calendar days after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on                      (date).

3.	☐

Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☐	After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Shares, no par value	227,548,783 shares	$2,210,646,826	$67,866.86(3)

(1)

Represents the maximum number of shares of Common Shares of the Registrant estimated to be issuable upon consummation of the exchange offer for all of the outstanding common shares of Meridian Gold Inc. (“Meridian”)calculated as the product of (a) 101,811,536, which is the estimated number of outstanding Meridian common shares as of March 31, 2007 (assuming full conversion of all outstanding exercisable options and warrants for Meridian common shares), and (b) the exchange ratio of 2.235 Common Shares of the Registrant for each Meridian common share.

(2)

Estimated solely for the purpose of calculating the registration fee in accordance with General Instruction II.H to Form F-10. The proposed maximum offering price is equal to the product of $24.72, which is the average of high and low sale prices of Meridian common shares as reported on the New York Stock Exchange on June 27, 2007, and 101,811,536, which is the estimated number of outstanding Meridian common shares as of March 31, 2007 (assuming full conversion of all outstanding exercisable options and warrants for Meridian common shares), less the cash consideration. For the purposes of calculating the cash consideration payable in the offer, an exchange rate of Cdn$1.0476 = US$1.00 (the federal Reserve Bank noon buying rate on July 13, 2007) was used.

(3)	Previously paid.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

Item 1.                    Home Jurisdiction Document

This Amendment No. 3 to the registration statement on Form F-10 (this “Registration Statement”) is filed by Yamana Gold Inc., a corporation existing under the laws of Canada (“Yamana” or the “Registrant”).

This Amendment No. 3 amends and supplements the Registration Statement relating to the offer by Yamana to purchase all of the outstanding common shares of Meridian Gold Inc. (“Meridian”) on the basis of 2.235 Yamana common shares plus Cdn$4.00 in cash for each Meridian common share, together with the associated rights under the shareholder rights plan of Meridian, and including the common shares of Meridian that may become outstanding after the date of the offer but before the expiry time of the offer upon the exercise of stock options or other securities of Meridian that are convertible into or exchangeable or exercisable for common shares of Meridian (the ”Offer”). The Offer is subject to the terms and conditions set forth in Yamana’s Offer and Circular dated July 19, 2007 (the ”Offer and Circular”), as amended and supplemented by the terms of the Notice of Variation and Extension dated August 14, 2007 (the “Notice of Variation”).

The information set forth in the Offer and Circular and the Notice of Variation, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, a Registration Statement on Form F-10, and is supplemented by the information specifically provided herein.

(i)            The last paragraph under the heading “NOTICE TO SHAREHOLDERS IN THE UNITED KINGDOM” on page iii is hereby deleted.

(ii)           Section 27 of the Offer and Circular, “OFFEREES’ STATUTORY RIGHTS” is hereby deleted in its entirety and replaced with the following:

“In the event that there is a misrepresentation contained in a take-over bid circular or a notice of change or variation that is required to be delivered to securityholders in connection with a take-over bid, subject to certain defences, the securities legislation in the provinces of Ontario, Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland, Nova Scotia and Saskatchewan provides securityholders with, in addition to any other rights they may have at law, rights of rescission against an offeror and/or a right of action for damages against each of: (i) an offeror, (ii) every person who was a director of the offeror at the time the circular or notice was signed, (iii) every person whose consent has been filed, as prescribed, regarding a report, opinion or statement made by such person in connection with the circular or notice; and (iv) each person who signed the certificate in the circular or notice, excluding persons included in (ii) above.  The securities legislation in Quebec provides that a person who has transferred securities in response to a take-over bid effected with a circular or exemption, as proscribed by such legislation, containing a misrepresentation may apply to have the transfer rescinded or the price revised, and such person may also claim damages from the offeror, its officers and its directors, and from those experts whose opinions, containing a misrepresentation, appeared in the circular with such person’s consent.

The foregoing is a summary only of the rights of rescission and rights of action that may be available to a Shareholder and is qualified by the specific provisions of the securities legislation in each of the provinces of Canada.  Shareholders should refer to the applicable provision of the securities legislation in their province and consult their own legal advisors with respect to their rights based on their particular circumstances.”

(iii)          Section 8 of the Notice of Variation, “Recent Developments” is hereby amended by adding the following as the last paragraph thereof:

“Yamana and Northern Orion have agreed to terminate the loan agreement as of August 30, 2007.”

(iv)          Schedule “A” is deleted and replaced in its entirety with the following:

2

SCHEDULE “A”

Yamana Gold Inc.

Pro forma consolidated balance sheet

June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars)

				Initial	Initial				Yamana
	Yamana	Meridian		Pro forma	Yamana	Northern Orion		Pro forma	consolidated
	Gold Inc.	Gold Inc.		adjustments	pro forma	Resources Inc.		adjustments	pro forma
				(Note 6)				(Note 6)
Assets
Current assets
Cash and cash equivalents	$88,956	$139,500	(a)(viii)	$400,000	$252,390	$237,207	(d)(i)	$(20,000)	$469,597
			(a)(ii)	11,491
			(a)(viii)	(387,557)
Short term investments	—	67,500		—	67,500	1,333		—	68,833
Restricted cash	—	13,800		—	13,800	—		—	13,800
Accounts receivable	72,081	9,700		—	81,781	—		—	81,781
Advances and deposits	29,685	—		—	29,685	409		—	30,094
Inventory	62,325	8,600		—	70,925	—		—	70,925
Income taxes recoverable	39	500		—	539	—		—	539
Marketable securities	—	—		—	—	—		—	—
Derivative related assets	14,058	—		—	14,058	—		—	14,058
Other current assets	—	14,900		—	14,900	1,149		—	16,049
	267,144	254,500		23,934	545,578	240,098		(20,000)	765,676
Property, plant and equipment	370,144	—		—	370,144	223		—	370,367
Assets under construction	1,060	—		—	1,060	—		—	1,060
Mineral properties	1,556,187	298,100	(a)(i)	1,956,770	3,811,057	122,532	(b)(i)	309,654	4,263,243
							(d)(i)	20,000
Available-for-sale securities	29,852	—		—	29,852	—		—	29,852
Share purchase warrants held	389	—		—	389	—		—	389
Other assets	43,806	31,000		—	74,806	—		—	74,806
Future income tax assets	83,597	—		—	83,597	—		—	83,597
Goodwill	55,000	—	(a)(i)	1,255,616	1,310,616	—	(b)(i)	421,955	1,732,571
Restricted cash	—	—		—	—	752		—	752
Equity investment in Minera Alumbrera Ltd.	—	—		—	—	100,478	(b)(i)	240,000	340,478
	$2,407,179	$583,600		$3,236,320	$6,227,099	$464,083		$971,609	$7,662,791
Liabilities
Current liabilities
Accounts payable and accrued liabilities	65,134	19,900	(a)(vi)	17,000	102,034	2,866	(b)(vi)	17,000	121,900
Income taxes payable	9,608	—		—	9,608	—		—	9,608
Derivative related liabilities	70,801	—		—	70,801	—		—	70,801
Current portion of long-term debt	1,026	—		—	1,026	—		—	1,026
Other current liabilities	—	32,200		—	32,200	—		—	32,200
	146,569	52,100		17,000	215,669	2,866		17,000	235,535
Long-term liabilities
Asset retirement obligations	22,626	—		—	22,626	1,201		—	23,827
Future income tax liabilities	389,198	23,600	(a)(i)	684,869	1,097,667	23,603	(b)(i)	181,386	1,302,656
Long-term liabilities	18,479	101,000	(a)(viii)	400,000	519,479	—		—	519,479
Royalty and net proceeds interest payable	—	—		—	—	14,030		—	14,030
	576,872	176,700		1,101,869	1,855,441	41,700		198,386	2,095,527
Non-controlling interest	—	15,300		—	15,300	—		—	15,300
Shareholders’ equity
Capital stock
Common stock	1,715,654	403,500	(a)(v)	2,526,051	4,241,705	294,244	(b)(iii)	952,688	5,194,393
			(a)(iv)	(403,500)			(b)(ii)	(294,244)
Warrants	72,915	—		—	72,915	11,329	(b)(iv)	207,515	280,430
							(b)(ii)	(11,329)
Additional paid-in capital including contributed surplus	43,117	8,200	(a)(iv)	(8,200)	43,117	14,476	(b)(iv)	35,403	78,520
							(b)(ii)	(14,476)
Accumulated other comprehensive income	5,844	54,300	(a)(iv)	(54,300)	5,844	(2,635	)(b)(ii)	2,635	5,844
(Deficit) retained earnings	(7,223)	(74,400	)(a)(iv)	74,400	(7,223)	104,969	(b)(ii)	(104,969)	(7,223)
	1,830,307	391,600		2,134,451	4,356,358	422,383		773,223	5,551,964
	$2,407,179	$583,600		$3,236,320	$6,227,099	$464,083		$971,609	$7,662,791

Yamana Gold Inc.

Pro forma consolidated statement of operations

six month period ended June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars except per share amounts)

				Initial	Initial				Yamana
	Yamana	Meridian		Pro forma	Yamana	Northern Orion		Pro forma	consolidated
	Gold Inc.	Gold Inc.		adjustments	pro forma	Resources Inc.		adjustments	pro forma
				(Note 6)				(Note 6)

Sales	$328,800	$150,700		$—	$479,500	$—		$—	$479,500
Cost of sales	(120,955)	(48,300)		—	(169,255)	—		—	(169,255)
Depreciation, amortization and depletion	(24,104)	(17,100	)(a)(vii)	(48,400)	(89,604)	—		—	(89,604)
Accretion of asset retirement obligation	(707)	—		—	(707)	—		—	(707)
Mine operating earnings	183,034	85,300		(48,400)	219,934	—		—	219,934
Corporate administration	(18,909)	(9,100)		—	(28,009)	(1,445)		—	(29,454)
Property maintenance and exploration	—	(15,400)		—	(15,400)	(1,268)		—	(16,668)
Professional and consulting	—	—		—	—	(866)		—	(866)
Other	—	1,500		—	1,500	—		—	1,500
Foreign exchange (loss) gain	(6,693)	—		—	(6,693)	6,946		—	253
Loss on impairment of mineral properties	(1,821)	—		—	(1,821)	—		—	(1,821)
Non-production costs during business interruption	(10,465)	—		—	(10,465)	—		—	(10,465)
Arrangement transaction costs	—	—		—	—	(325)		—	(325)
Stock-based compensation	(561)	—		—	(561)	(1,074)		—	(1,635)
Operating earnings (loss)	144,585	62,300		(48,400)	158,485	1,968		—	160,453
Investment and other business income	5,016	4,900		—	9,916	5,311		—	15,227
Equity earnings of Minera Alumbrera Ltd.	—	—		—	—	27,208	(b)(vii)	(13,300)	13,908
Interest expense	(6,025)	—	(a)(viii)	(15,000)	(21,025)	—		—	(21,025)
Gain on sale of assets	—	600		—	600	—		—	600
Unrealized loss on derivatives	(28,700)	—		—	(28,700)	—		—	(28,700)
Earnings before income taxes expense	114,876	67,800		(63,400)	119,276	34,487		(13,300)	140,463
Income tax expense	(34,690)	(24,400)		21,400	(37,690)	(593)		4,000	(34,283)
Net earnings	$80,186	$43,400		$(42,000)	$81,586	$33,894		$(9,300)	$106,180
Earnings per share (Note 7)
Basic	$0.23				$0.14				$0.16
Diluted	$0.22				$0.14				$0.15

Yamana Gold Inc.

Pro forma consolidated statement of operations

year ended December 31, 2006

(Unaudited)

(Expressed in thousands of U.S. dollars except per share amounts)

	Pro forma			Initial	Initial				Yamana
	Yamana	Meridian		Pro forma	Yamana	Northern Orion		Pro forma	consolidated
	Gold Inc.	Gold Inc.		adjustments	pro forma	Resources Inc.		adjustments	pro forma
	(Schedule 1)			(Note 6)				(Note 6)

Sales	$178,692	$240,000		$—	$418,692	$—		$—	$418,692
Cost of sales	(106,130)	(76,100)		—	(182,230)	—		—	(182,230)
Depreciation, amortization and depletion	(37,320)	(28,100	)(a)(vii)	(97,000)	(162,420)	—		—	(162,420)
Accretion of asset retirement obligation	(636)	—		—	(636)	—		—	(636)
Mine operating earnings	34,606	135,800		(97,000)	73,406	—		—	73,406
Corporate administration	(28,606)	(22,700)		—	(51,306)	(2,777)		—	(54,083)
Take-over bid expenses	(4,054)	—		—	(4,054)	—		—	(4,054)
Property maintenance and exploration	—	(26,600)		—	(26,600)	(1,825)		—	(28,425)
Professional and consulting	—	—		—	—	(2,087)		—	(2,087)
Foreign exchange gain	5,216	—		—	5,216	122		—	5,338
Loss on impairment of mineral properties	(3,675)	(4,600)		—	(8,275)	—		—	(8,275)
Stock-based compensation	(45,042)	—		—	(45,042)	(5,165)		—	(50,207)
Operating (loss) earnings	(41,555)	81,900		(97,000)	(56,655)	(11,732)		—	(68,387)
Investment and other business income	7,423	12,300		—	19,723	7,846		—	27,569
Equity earnings of Minera Alumbrera Ltd.	—	—		—	—	93,167	(b)(vii)	(30,500)	62,667
Interest expense	(28,935)	—	(a)(viii)	(30,000)	(58,935)	—		—	(58,935)
Unrealized loss on derivatives	(35,773)	—		—	(35,773)	—		—	(35,773)
Loss arising from assets sold	(2,186)	—		—	(2,186)	—		—	(2,186)
Write-off of other receivables and other business loss	(12,299)	—		—	(12,299)	(500)		—	(12,799)
(Loss) earnings before income taxes	(113,325)	94,200		(127,000)	(146,125)	88,781		(30,500)	(87,844)
Income tax recovery (expense)	25,941	(45,600)		43,000	23,341	(2,000)		9,200	30,541
Net (loss) earnings	$(87,384)	$48,600		$(84,000)	$(122,784)	$86,781		$(21,300)	$(57,303)
(Loss) earnings per share (Note 7)
Basic and diluted	$(0.26)				$(0.22)				$(0.09)

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements

June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

1.             Basis of presentation

The unaudited pro forma consolidated financial statements have been prepared in connection with the proposed acquisitions of Meridian Gold Inc. (“Meridian”) and Northern Orion Resources Inc. (“Northern Orion”) by Yamana Gold Inc. (“Yamana”).  The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the proposed transactions and recent acquisitions completed by Yamana pursuant to the assumptions described in Note 6 to these pro forma consolidated financial statements.  The unaudited pro forma consolidated balance sheet as at June 30, 2007 gives effect to the proposed transactions by Yamana as if they had occurred as of June 30, 2007.  The unaudited pro forma consolidated statements of operations for the six month period ended June 30, 2007 and for the year ended December 31, 2006 give effect to the proposed transactions and recent acquisitions completed by Yamana as if they were completed on January 1, 2006.

The pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed transaction had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date.  The pro forma consolidated financial statements do not reflect any special items such as payments pursuant to change of control provisions or integration costs or operating synergies that may be incurred as a result of the acquisitions.

The pro forma adjustments and allocations of the purchase price for Northern Orion and Meridian are based in part on estimates of the fair value of assets acquired and liabilities to be assumed.  The final purchase price allocations will be completed after asset and liability valuations are finalized as of the date of the completion of the acquisitions.  In addition, the allocations of the purchase price for recently completed acquisitions by Yamana are based in part on preliminary estimates of the fair values of the respective assets acquired and liabilities assumed and are open for subsequent adjustment based on valuations to be completed at a later date.  Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities in these unaudited pro forma consolidated financial statements.

In preparing the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations, the following historical information, that was prepared in accordance with Canadian GAAP, was used:

(a)                                  the unaudited consolidated balance sheet of Yamana as at June 30, 2007, and the unaudited consolidated statement of operations for the six month period ended June 30, 2007;

(b)                                 the unaudited consolidated balance sheet of Northern Orion as at June 30, 2007, and the unaudited consolidated statement of operations for the six month period ended June 30, 2007;

(c)                                  the unaudited consolidated balance sheet of Meridian as at June 30, 2007, and the unaudited consolidated statement of operations for the six month period ended June 30, 2007;

(d)                                 the audited consolidated financial statements of Yamana for the year ended December 31, 2006;

(e)                                  the audited consolidated financial statements of Northern Orion for the year ended December 31, 2006;

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)
June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

1.             Basis of presentation (continued)

(f)            the audited consolidated financial statements of Meridian for the year ended December 31, 2006;

(g)                                 the unaudited consolidated statement of operations of Desert Sun Mining Corporation (“DSM”) for the period from January 1, 2006 to March 31, 2006; and

(h)                                 the unaudited consolidated statement of operations of Viceroy Exploration Ltd. (“Viceroy”) for the period from January 1, 2006 to September 30, 2006.

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations should be read in conjunction with the June 30, 2007 unaudited interim consolidated financial statements and the December 31, 2006 audited consolidated financial statements including the notes thereto, as listed above.

The accounting policies used in preparing the pro forma financial statements are set out in Yamana’s consolidated financial statements for the year ended December 31, 2006.  While management believes that accounting policies of Northern Orion and recently acquired entities are consistent in all material respects, accounting policy differences may be identified upon consummation of the proposed acquisition.  Management has not had the opportunity to assess the impact, if any, of Meridian accounting policy differences with those of Yamana.  Accounting policy differences may be identified upon consummation of the proposed acquisition.

2.             Conversion of historical financial statements to U.S. dollars

The unaudited pro forma consolidated financial statements are presented in U.S. dollars and, accordingly, Viceroy’s unaudited statement of operations for the nine months ended September 30, 2006 and for the period from October 1, 2006 to October 13, 2006, and DSM’s unaudited statement of operations for the three months ended March 31, 2006 were converted from Canadian dollars to U.S. dollars using the average exchange rate for each period.

The exchange rates used for conversion to U.S. dollars from Canadian dollars are as follows:

As at August 9, 2007	$1.0527
Average for the nine months ended September 30, 2006	1.1327
Average for the period from October 1, 2006 to October 13, 2006	1.1277
Average for the three months ended March 31, 2006	1.1546

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)
June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

3.             Acquisition of Meridian

On June 27, 2007, Yamana announced a proposal to acquire all the outstanding common shares of Meridian (the “Original Offer”).  Under the Original Offer, the shareholders of Meridian were to receive 2.235 Yamana shares plus $2.94 (Cdn$3.15) in cash.  Based on a volume adjusted share price of $11.39 (Cdn$12.19), determined with reference to the share price of Yamana common shares for the two days prior to, the day of, and the two days subsequent to the date of announcement, the purchase price equates to total consideration of $28.40 (Cdn$30.39) per share.  On August 13, 2007, Yamana announced an amended offer (the “Amended Offer”) to acquire all the outstanding shares of Meridian.  Under the Amended Offer the shareholders of Meridian will receive 2.235 Yamana shares plus $3.80 (Cdn$4.00) in cash.  Based on a volume adjusted share price of $11.08 (Cdn$11.67) determined with reference to the share price of Yamana common shares for the three day period ended August 9, 2007, the purchase price equates to total consideration of $28.56 (Cdn$30.08) per share.  As at June 30, 2007, there were 101,203,037 common shares of Meridian outstanding.

The business combination, if completed, will be accounted for as a purchase transaction with Yamana as the acquirer of Meridian.  Yamana is not making an offer to acquire or substitute any options outstanding to acquire common shares of Meridian (“Meridian options”).  For purposes of these pro forma financial statements it has been assumed that all Meridian options are exercised prior to the closing date and that Yamana will acquire the Meridian shares issued pursuant to the exercise of the Meridian options under the Offer.

The Company has estimated the fair value of Meridian’s assets and liabilities.  As Yamana has not had access to information relative to the respective fair value of Meridian’s mineral property, plant and equipment, the allocation at this time is very preliminary in nature.

The Company expects the accounting for the acquisition to result in a significant amount of goodwill. Goodwill is the excess cost of the acquired company over the sum of the amounts assigned to assets acquired less liabilities assumed. Generally accepted accounting principles in the U.S. require that goodwill not be amortized, but instead allocated to a level within the reporting entity referred to as the reporting unit and tested for impairment, at least annually. There is currently diversity in the mining industry associated with certain aspects of the accounting for business combinations and related goodwill. This diversity includes how companies define Value Beyond Proven and Probable reserves (“VBPP”), what an appropriate reporting unit is and how goodwill is allocated among reporting units. The methods of allocating goodwill have included allocations primarily to a single exploration reporting unit and allocations among individual mine reporting units depending on the relevant circumstances. We understand the industry is also evaluating other methodologies for allocating goodwill. The method of allocating goodwill will likely have an impact on the amount and timing of any future goodwill impairment, if any. Yamana has not completed its determination of the combined company’s reporting units nor its method of allocating goodwill to those reporting units. The ultimate accounting for VBPP and goodwill may not be comparable to other companies within the mining industry.

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)
June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

3.             Acquisition of Meridian (continued)

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed.  The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities to the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed.  Consequently, the actual allocation of the purchase price will likely result in different adjustments in the unaudited pro forma consolidated statements of operations.  Following completion of the transaction, the earnings of the combined company will reflect the impact of purchase accounting adjustments, including the effect of changes in the cost bases of both tangible and identifiable intangible assets and liabilities on production costs and depreciation, depletion and amortization expense.

The fair value of the net assets of Meridian to be acquired pursuant to the Amended Offer will ultimately be determined after the closing of the transaction.  The Company will complete a full and detailed valuation of the Meridian assets using an independent party.  Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase of Meridian shares (226,188,788 Yamana common shares)	$2,506,451
Yamana shares issuable on exercise of Meridian options (1,768,741 Yamana common shares)	19,600
Cash consideration (including cash of $3,007 payable due to exercise of Meridian options)	387,557
Estimated transaction costs	17,000
Purchase consideration	$2,930,608

The purchase price was allocated as follows:

Net working capital acquired (including cash of $102.1 million)		$213,891
Mineral property, plant and equipment
Producing	$1,635,385
Non-producing	619,485	2,254,870
Other long-term assets		31,000
Long-term liabilities		(101,000)
Future income tax liability		(708,469)
Non-controlling interest		(15,300)
Net identifiable assets		1,674,992
Excess of purchase price allocated to goodwill		1,255,616
		$2,930,608

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)
June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

3.             Acquisition of Meridian (continued)

For information purposes only, using a reference date of June 27, 2007, the date of the original announcement, Yamana’s share price was $12.15 (Cdn$13.02) per share, which equated to total consideration of $30.09 (Cdn$32.25) per Meridian common share.

4.             Acquisition of Northern Orion

Also on June 27, 2007, Yamana announced that it had entered into a business combination arrangement to acquire all the outstanding common shares of Northern Orion.  Under the proposed transaction, the shareholders of Northern Orion will receive 0.543 of a Yamana common share for each Northern Orion common share outstanding.  As at June 30, 2007, there were 154,087,161 common shares of Northern Orion outstanding.  The volume adjusted share price of Yamana common shares for the period of two days prior to the day of the announcement, the day of the announcement, and the two days after the date of the announcement was $11.39 (Cdn$12.19).

The business combination, if completed, will be accounted for as a purchase transaction, with Yamana as the acquirer of Northern Orion.  Yamana will also exchange all outstanding options and share purchase warrants of Northern Orion for similar securities of Yamana which, for purposes of these pro forma consolidated financial statements, have been assumed to be at an exchange ratio of 0.543 and at a price equivalent to the original price divided by 0.543.  The fair value of the net assets of Northern Orion to be acquired will ultimately be determined at the closing of the transaction.  Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

Yamana has estimated the fair value of Northern Orion’s interest in Minera Alumbrera Ltd. at $340,000 and the fair value of Northern Orion’s non-producing properties at $432,000.  The remainder of the purchase price over the carrying value of the assets acquired and liabilities assumed of $421,955 has been assigned as goodwill.

The Company expects the accounting for the acquisition to result in a significant amount of goodwill. Goodwill is the excess cost of the acquired company over the sum of the amounts assigned to assets acquired less liabilities assumed. Generally accepted accounting principles in the U.S. require that goodwill not be amortized, but instead allocated to a level within the reporting entity referred to as the reporting unit and tested for impairment, at least annually. There is currently diversity in the mining industry associated with certain aspects of the accounting for business combinations and related goodwill. This diversity includes how companies define Value Beyond Proven and Probable reserves (“VBPP”), what an appropriate reporting unit is and how goodwill is allocated among reporting units. The methods of allocating goodwill have included allocations primarily to a single exploration reporting unit and allocations among individual mine reporting units depending on the relevant circumstances. We understand the industry is also evaluating other methodologies for allocating goodwill. The method of allocating goodwill will likely have an impact on the amount and timing of any future goodwill impairment, if any. Yamana has not completed its determination of the combined company’s reporting units nor its method of allocating goodwill to those reporting units. The ultimate accounting for VBPP and goodwill may not be comparable to other companies within the mining industry.

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)
June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

4.             Acquisition of Northern Orion (continued)

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities to the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments in the unaudited pro forma condensed combined statements of income. Following completion of the transaction, the earnings of the combined company will reflect the impact of purchase accounting adjustments, including the effect of changes in the cost bases of both tangible and identifiable intangible assets and liabilities on production costs and depreciation, depletion and amortization expense.

The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase of Northern Orion shares (83,669,328 Yamana common shares)	$952,688
Fair value of options and warrants acquired	242,918
Estimated transaction costs	17,000
Purchase consideration	$1,212,606

The purchase price was allocated as follows:

Net working capital acquired (including cash of $237.2 million)	$237,984
Property plant and equipment, net	223
Mineral properties and other assets	432,186
Equity investment in Minera Alumbrera Ltd.	340,478
Long-term liabilities	(15,231)
Future income tax liability	(204,989)
Net identifiable assets	790,651
Excess of purchase price allocated to goodwill	421,955
$1,212,606

For information purposes only, using a reference date of June 27, 2007, the date of the original announcement, Yamana’s share price was $12.15 (Cdn$13.02) per share which equates to total consideration of $6.60 (Cdn$7.07) per Northern Orion common share.

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)
June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

5.             Recent acquisition of DSM and Viceroy by Yamana

(a)          Acquisition of DSM

On April 5, 2006, Yamana completed the acquisition of DSM which owns the Jacobina gold mine in the Bahia state of Brazil.  Total consideration paid was approximately $632 million comprised of approximately 63.9 million common shares, transaction costs and substitution of issued options and share purchase warrants.  Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 of a Yamana common share for 1 DSM common share or equivalent.

Yamana has consolidated the results of operations from the Jacobina mine from the date of acquisition.

The purchase price was calculated as follows:

Common shares issued to acquired 100% of DSM (63,746,381 Yamana common shares)	$534,852
Fair value of options and warrants issued	92,658
Transaction costs	3,094
Shares issued for employee severance (174,068 common shares)	1,361
Purchase consideration	$631,965

The purchase price was allocated as follows:

Net working capital acquired (including cash of $18.1 million)	$26,944
Property plant and equipment, net	37,792
Mineral properties and other assets	665,867
Other assets	3,548
Silicosis liability	(17,154)
Long-term liabilities	(6,954)
Future income tax liability	(133,078)
Net identifiable assets	576,965
Residual purchase price allocated to goodwill	55,000
$631,965

As a result of this acquisition, the unaudited pro forma consolidated statements of operations for the year ended December 31, 2006 have been adjusted to include operations of DSM for the three month period ended March 31, 2006.

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)
June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

5.             Recent acquisition of DSM and Viceroy by Yamana (continued)

(b)          Acquisition of Viceroy

On October 14, 2006, the Company acquired approximately 95% of the outstanding common shares of Viceroy.  The Company offered Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share.  Subsequently, the Company commenced and completed the compulsory acquisition of the remaining Viceroy common shares not already owned at the same ratio of 0.97 of a Yamana common share for each Viceroy common share.  Yamana exchanged all outstanding shares, options and share purchase warrants of Viceroy for similar securities of Yamana at an exchange ratio of 0.97 of a Yamana common share for 1 Viceroy common share or equivalent.  Total consideration paid was approximately $549.1 million.  Yamana has consolidated the results of operations from October 13, 2006.

The business combination was accounted for as a purchase transaction with Yamana as acquirer of Viceroy.  The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase of Viceroy shares (52,542,397 Yamana common shares)	$509,842
Fair value of options and warrants issued	35,230
Estimated transaction costs	4,075
Purchase consideration	$549,147

The purchase price was allocated as follows:

Net working capital acquired	$53,881
Property plant and equipment, net	1,666
Mineral properties	661,094
Other assets	2,794
Future income tax liability	(170,288)
$549,147

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)
June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

6.             Effect of transactions on the consolidated pro forma financial statements

The pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)          Meridian assumptions

(i)            The assumption that Yamana acquires 100% of the outstanding common shares of Meridian as a result of the Amended Offer.  As per Note 3, this gives rise to an increase to fair value and related future income tax liabilities as follows:

Mineral property, plant and equipment	$1,956,770
Goodwill	1,255,616
Future income tax liabilities	(684,869)
2,527,517
Book value of assets	403,091
Total purchase consideration	$2,930,608

(ii)           The assumption that all of the stock options of Meridian that were outstanding are exercised and converted into Meridian common shares for proceeds of $11,491, which are acquired by Yamana pursuant to the Amended Offer;

(iii)          The pro forma consolidated financial statements include information from the financial statements of Meridian as at June 30, 2007 and for the six month period ended June 30, 2007 and the year ended December 31, 2006.  It has been assumed that asset classifications are consistent with those used by Yamana in their presentation and that Meridian’s accounting policies conform to those of Yamana;

(iv)          These pro forma adjustments eliminate the historical equity accounts of Meridian;

(v)           This pro forma adjustment reflects the issuance of 228.0 million shares of Yamana for $2,526,051 in connection with the Amended Offer.  This includes the shares issuable in connection with the assumed exercise of Meridian stock options;

(vi)          This assumption provides for the recording of expenses of the transaction totaling $17 million;

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)
June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

6.             Effect of transactions on the consolidated pro forma financial statements (continued)

(a)          Meridian assumptions (continued)

(vii)         This pro forma adjustment represents the estimated increase to depreciation, depletion and amortization expense (six months to June 30, 2007 - $48,400 Year Ended December 31, 2006 - $97,000) associated with the preliminary fair value adjustment of approximately $1.4 billion allocated to mineral property, plant and equipment. Yamana has not completed an assessment of the fair values of assets and liabilities and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to the fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects, value beyond proven and probable reserves (referred to in this document as VBPP) and intangible assets after a full review has been completed. The concept of VBPP is described in Financial Accounting Standards Board Emerging Issue Task Force Issue No. 04-3 (“EITF 04-3”) and has been interpreted differently by mining companies. Our preliminary adjustment to plant, equipment and development costs, as discussed below, includes VBPP attributable to mineralized material that Yamana believes could be brought into production should market conditions warrant. Mineralized material is a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support reported tonnage and average grade of metals. Such a deposit may not qualify as proven and probable reserves until legal and economic feasibility are concluded based upon a comprehensive evaluation of unit costs, grade, recoveries and other material factors. Our preliminary adjustments to mineral property, plant, equipment and development costs do not include adjustments attributable to inferred mineral resources or exploration potential referred to in the EITF 04-3 Working Group Report No. 1. We intend to allocate a portion of the purchase price to all VBPP, including inferred mineral resources and exploration potential, in accordance with EITF 04-3 after performing a more thorough analysis to determine the fair value of these assets.

The preliminary allocation of $1.4 billion to mineral property, plant, equipment and development costs is primarily based on a fair value assessment of estimated cash flows.  Yamana has not completed an assessment of the fair values of assets and liabilities and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects, mill and leach stockpiles, product inventories, VBPP and intangible assets after a full review has been completed.

For the purpose of preparing the unaudited pro forma consolidated statements of operations, Yamana assumed an average estimated remaining useful life of 16 years for the El Penon Mine and 7 years for the Minera Florida Mine, which was based on an analysis of publicly available information.  A one-year change in the estimated useful life would have an approximate $6 million impact on the pro forma depreciation, depletion and amortization expense on an annual basis. Additionally, for each $100 million that the final fair value of property, plant, equipment and development costs differs from the pro forma fair value, related depreciation, depletion and amortization expense would increase or decrease by approximately $7 million annually, assuming a weighted average 15-year life; and

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)
June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

6.             Effect of transactions on the consolidated pro forma financial statements (continued)

(a)          Meridian assumptions (continued)

(viii)        It has been assumed that Yamana drew down $400 million of a revolving line of credit in order to finance the $387 million cash component of the acquisition of Meridian.  Interest expense has been recorded in the amount of $15 million and $30 million during the six month period ended June 30, 2007 and the year ended December 31, 2006 respectively.  Interest expense has been provided at 7.5%, which approximates the current rate under the facility and amortization of debt issue costs.  A 1/8% change to the effective interest rate would change the interest expense by $500.

(b)          Northern Orion assumptions

(i)            The assumption that Yamana acquires 100% of the outstanding common shares of Northern Orion as a result of the transaction.  As per Note 4 this gives rise to an increase to fair value and related future income tax liabilities as follows:

Mineral properties	$309,654
Investment in Minera Alumbrera Ltd. (“Alumbrera”)	240,000
Goodwill	421,955
Future income tax liabilities	(181,386)
790,223
Book value of assets	422,383
Total purchase consideration	$1,212,606

(ii)           These pro forma adjustments eliminate the historical equity accounts of Northern Orion;

(iii)          This pro forma adjustment reflects the issuance of 83.7 million shares of Yamana for $952,688 in connection with the Offer;

(iv)          The assumption that, as at June 27, 2007, 12,567,500 stock options and 56,571,850 share purchase warrants of Northern Orion were outstanding and were exchanged for 6,824,153 stock options and 30,718,515 share purchase warrants of Yamana with fair values of $35,403 and $207,515, respectively.  We have assumed that all options vest immediately upon completion of the transaction;

(v)           The cash component of the Northern Orion acquisition is approximately $200 (Cdn$0.001 per common share of Northern Orion) and has not been reflected in these pro forma financial statements.

(vi)          This assumption provides for the recording of expenses of the transaction totaling $17 million;

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)
June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

6.             Effect of transactions on the consolidated pro forma financial statements (continued)

(b)          Northern Orion assumptions (continued)

(vii)         This pro forma adjustment represents the estimated increase to amortization expense (Six months to June 30, 2007 - $13,300: Year ended December 31, 2006 - $30,500) associated with the preliminary fair value adjustment of approximately $240 million allocated to Alumbrera, resulting in a reduction to reported equity income. Fair value increases to non producing properties do not give rise to any pro forma earnings adjustment.  Yamana has not completed an assessment of the fair values of assets and liabilities and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to the fair values of Alumbrera, depreciable tangible assets, proven and probable reserves, reserves related to current development projects, value beyond proven and probable reserves and intangible assets after a full review has been completed. The concept of VBPP is described in Financial Accounting Standards Board Emerging Issue Task Force Issue No. 04-3 (“EITF 04-3”) and has been interpreted differently by mining companies. Our preliminary adjustment to plant, equipment and development costs, as discussed below, includes VBPP attributable to mineralized material that Yamana believes could be brought into production should market conditions warrant. Mineralized material is a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support reported tonnage and average grade of metals. Such a deposit may not qualify as proven and probable reserves until legal and economic feasibility are concluded based upon a comprehensive evaluation of unit costs, grade, recoveries and other material factors. Our preliminary adjustments to property, plant, equipment and development costs do not include adjustments attributable to inferred mineral resources or exploration potential referred to in the EITF 04-3 Working Group Report No. 1. We intend to allocate a portion of the purchase price to all VBPP, including inferred mineral resources and exploration potential, in accordance with EITF 04-3 after performing a more thorough analysis to determine the fair value of these assets.

The preliminary allocation of $240 million to Alumbrera is primarily based on a fair value assessment of estimated cash flows.  Yamana has not completed an assessment of the fair values of assets and liabilities and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to fair values after a full review has been completed.

For the purpose of preparing the unaudited pro forma condensed combined statements of operations, Yamana assumed an estimated remaining useful life of 10 years for the Alumbrera Mine, which was based on an analysis of publicly available information.  A one-year change in the estimated useful life would have an approximate $20 million impact on the pro forma equity accounted earnings on an annual basis. Additionally, for each $100 million that the final fair value of Alumbrera costs differs from the pro forma fair value, related equity accounted earnings would increase or decrease by approximately $10 million annually, assuming a 10-year life; and

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)
June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

6.             Effect of transactions on the consolidated pro forma financial statements (continued)

(c)           Viceroy and DSM assumptions

(i)            Including operating expenses for Viceroy for the period from October 1 to October 13, 2006;

(ii)           Depreciation, amortization and depletion expense

It is assumed that the addition to mineral properties related to the excess of the purchase price over the assets acquired of DSM would be amortized on a unit-of-production basis over the proven, probable and possible reserves.  In relation to DSM, the additional amortization for year ended December 31, 2006 would be $2,371; and

(iii)          Tax effect

The tax effect of the additional mineral property amortization of DSM above for the year ended December 31, 2006 would be a pro forma recovery of $806.

(d)          Other assumptions

(i)            Transaction costs of Northern Orion, estimated to be in the amount of $20 million, have been given effect in these pro forma financial statements.  Yamana has no knowledge of the costs incurred by Meridian with respect to this transaction; and

(ii)           The pro forma balance sheet reflects adjustments for future income taxes based on temporary differences between assigned values of assets and liabilities acquired and of estimated tax basis (Meridian - $684,869 and Northern Orion - $181,386).  Adjustments to the pro forma statements of operations have an associated tax effect when it is appropriate.  All tax effects have been calculated with reference to the statutory rate in effect during the current periods for which statement of operations is provided.

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)
June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

7.             Yamana shares outstanding and loss per share

The average number of shares used in the computation of pro forma basic and diluted earnings (loss) per share has been determined as follows:

	June 30,	December 31,
	2007	2006

Basic
Weighted average shares outstanding for the period	353,611,000	276,617,000
Issued to acquire Viceroy	—	41,742,000
Issued to acquire DSM	—	16,822,000
Weighted average pro forma shares of Yamana	353,611,000	335,181,000
Issued to acquire Meridian	227,957,530	227,911,395
	581,568,530	563,092,395
Issued to acquire Northern Orion	83,669,330	83,669,330
Pro forma basic weighted average shares of Yamana	665,237,860	646,761,725

	June 30,	December 31,
	2007	2006

Diluted
Weighted average pro forma shares of Yamana	353,611,000	335,181,000
Issued to acquire Meridian	227,957,530	227,911,395
Dilutive effect of Yamana options and warrants	13,297,000	11,967,500
	594,865,530	575,059,895
Issued to acquire Northern Orion	83,669,330	83,669,330
Dilutive effect of Northern Orion options and warrants	18,414,423	18,414,423
Pro forma diluted weighted average shares of Yamana	696,949,283	677,143,648

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)

June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

8.                                     Differences in generally accepted accounting principles between Canada and the United States of America

These pro forma consolidated financial statements have been prepared in accordance with Canadian GAAP.  The pro forma financial statements prepared in accordance with US GAAP as at December 31, 2006 and for the year then ended are summarized as follows:

Pro forma consolidated balance sheet in accordance with US GAAP

					Yamana
	Yamana	Meridian	Northern Orion	Pro forma	consolidated
	Gold Inc.	Gold Inc.	Resources Inc.	adjustments	pro forma
	(As reported)	(As reported)	(As reported)	(Note 6)
Assets
Current assets
Cash and cash equivalents	$69,680	$92,800	$178,956	$3,934	$345,370
Short term investments	—	84,000	—	—	84,000
Restricted cash	—	13,800	—	—	13,800
Accounts receivable, advances and deposits	30,280	6,200	144	—	36,624
Inventory	51,216	7,000	—	—	58,216
Other current assets	2,248	16,200	1,460	—	19,908
	153,424	220,000	180,560	3,934	557,918

Assets under construction	224,650	—	—	—	224,650
Mineral properties and property, plant and equipment	1,583,490	276,100	34,037	2,452,661	4,346,288
Other assets	122,641	31,900	360	—	154,901
Goodwill	55,000	—	—	1,727,520	1,782,520
Equity investment in Minera Alumbrera Ltd.	—	—	128,914	211,564	340,478
	$2,139,205	$528,000	$343,871	$4,395,679	$7,406,755

Liabilities
Current liabilities	100,461	45,500	3,106	34,000	183,067

Long-term liabilities
Asset retirement obligations	18,720	—	1,155	—	19,875
Future income tax liabilities	325,450	17,600	—	912,406	1,255,456
Long-term liabilities	17,049	104,000	—	400,000	521,049
Royalty and net proceeds interest payable	—	—	12,826	—	12,826
	461,680	167,100	17,087	1,346,406	1,992,273
Non-controlling interest	—	15,300	—	—	15,300

Shareholders’ equity
Capital stock
Common stock	1,619,850	402,000	288,682	2,788,057	5,098,589
Shares to be issued	42,492	—	—	—	42,492
Warrants	—	—	11,926	195,589	207,515
Additional paid-in capital including contributed surplus	129,215	7,000	12,434	15,969	164,618
Accumulated other comprehensive income	(4,632)	53,500	2,029	(55,529)	(4,632)
(Deficit) surplus	(109,400)	(116,900)	11,713	105,187	(109,400)
	1,677,525	345,600	326,784	3,049,273	5,399,182
	$2,139,205	$528,000	$343,871	$4,395,679	$7,406,755

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)

June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

8.                                     Differences in generally accepted accounting principles between Canada and the United States of America (continued)

Pro forma results of operations for the year ended December 31, 2006 in accordance with US GAAP

Net loss (Income) as reported under US GAAP as per 2006 consolidated financial statements
Yamana net loss	$(88,072)
Meridian net income	49,200
Northern Orion net income	73,171
DSM net loss for the three months ended March 31, 2006 in accordance with US GAAP	(12,993)
Viceroy net loss from January 1, 2006 to October 13, 2006 in accordance with US GAAP	(27,894)
Interest expense on revolving line of credit (Note 6 (a) vi)	(30,000)
Additional depletion expense on mineral properties, and property, plant and equipment	(97,000)
Additional amortization expense on equity investment in Minera Alumbrera Ltd.	(30,500)
Income tax impact of the above adjustments	53,708
Pro forma net loss - US GAAP	$(110,380)

Other comprehensive (loss) income
Unrealized loss on available-for-sale securities	(3,907)
Future employee benefits	(1,000)
Foreign currency translation adjustments	(100)
Pro forma comprehensive loss	$(115,387)
Loss per share - basic	(0.17)
Comprehensive loss per share - basic	(0.18)

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)

June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

8.                                     Differences in generally accepted accounting principles between Canada and the United States of America (continued)

The pro forma financial information can be reconciled as follows:

As at
December 31,
2006

Total pro forma assets
Under Canadian GAAP	$7,448,706
Exploration costs capitalized for Canadian GAAP	(40,630)
Unrealized loss on investments	(4,526)
Additional depletion charges	(7,404)
Future income taxes	10,609
Under US GAAP	$7,406,755

Total pro forma liabilities
Under Canadian GAAP	$1,995,195
Future income taxes	(2,922)
Under US GAAP	$1,992,273

Pro forma non-controlling interest under Canadian and US GAAP	$15,300

Total pro forma shareholders’ equity
Under Canadian GAAP	$5,438,211
Adjustments to mineral property costs	(34,503)
Net unrealized loss on investment	(4,526)
Under US GAAP	$5,399,182

Year ended
December 31,
2006

Income on a pro forma basis under Canadian GAAP	$(57,303)
Write-off of deferred mineral property costs	(57,212)
Adjustment for depreciation, amortization and depletion	(5,882)
Pre-operating costs	1,478
Other	(70)
Tax effect of reconciling items	8,609
Net loss on a pro forma basis under US GAAP	$(110,380)

If the transaction with Northern Orion is not completed, the pro forma net loss in accordance with US GAAP would be approximately $162,251.

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)

June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

8.                                      Differences in generally accepted accounting principles between Canada and the United States of America (continued)

Significant differences between Canadian GAAP pro forma information and US GAAP pro forma information reflect the undernoted.

(i)                                  Mineral properties - exploration costs and depletion

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proven, probable and possible reserves.

Under US GAAP, exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs.  Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves.  An additional depletion and exploration expense is required to be recognized under US GAAP.

(ii)                              Pre-operating costs

US GAAP requires pre-operating costs to be expensed as incurred.  Canadian GAAP allows pre-operating costs to be capitalized until commercial production is established.

(iii)                          Investments

Under US GAAP, items such as unrealized gains and losses on investments classified as available for sale are required to be shown separately in the derivation of comprehensive income.  Under US GAAP, investments classified as available for sale are carried at the quoted market values.  Under Canadian GAAP, gains and losses on marketable equity securities are noted in the footnotes and recognized in the statement of operations only when the investment is sold.

(iv)                            Comprehensive loss

In May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”).  Under SFAS No. 115, management determines the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date.  Under SFAS No. 115, equity securities and long-term investments are classified as available-for-sale securities and accordingly, the Company is required to include the net unrealized holding gain or loss on these securities in other comprehensive income.  SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements.

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)

June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

8.                                      Differences in generally accepted accounting principles between Canada and the United States of America (continued)

(v)                                Pension costs

In September 2006, the FASB issued FAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires the recognition in the Company’s financial statements the funding status of a benefit plan and that the plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position.  Under FAS 158 the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, with the offset to comprehensive income.

Management has not provided a reconciliation to US GAAP for the financial position at June 30, 2007 and the results of operations for the six month period ended June 30, 2007.  The information required to complete the reconciliation is not available.  In the opinion of management, the material variation in accounting principles, practices and methods at June 30, 2007 and for the six month period then ended would be consistent with those disclosed with respect to December 31, 2006.  In addition, Yamana, Northern Orion and Meridian were required to adopt FIN No. 48, Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109, with effect from January 1, 2007.  Management cannot determine if adoption of FIN No. 48 will give rise to a significant or material Canadian-United States GAAP difference due to limited access to information as at the time of preparation of these pro forma financial statements.

9.                                      Supplementary information

(a)                               Book value per share(1)

	Yamana and Meridian		Yamana, Meridian and Northern Orion
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006

In accordance with
Canadian GAAP	$5.23	N/A	$5.73	N/A
US GAAP	N/A	$5.36	N/A	$5.51

(1)          Calculated based on common shares outstanding at the respective dates.  Book value is determined by deducting total liabilities from total tangible assets.

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements (Continued)

June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

9.                                      Supplementary information (continued)

(b)                               Ratio of earnings to fixed charges

	Yamana and Meridian		Yamana, Meridian and Northern Orion
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006

In accordance with
Canadian GAAP
Ratio	8.02	—	9.26	—
Deficiency	—	$(151,281)	—	$(93,000)
US GAAP
Ratio	N/A	—	N/A	—
Deficiency	N/A	$(198,259)	N/A	$(157,588)

Yamana Gold Inc.

Pro forma consolidated statement of operations of Yamana Gold Inc.

Adjusted for recent acquisitions

year ended December 31, 2006

(Unaudited)

(Expressed in thousands of U.S. dollars)

Schedule 1

			Viceroy		Pro forma
	Yamana	Desert Sun	Exploration	Pro forma	Yamana
	Gold Inc.	Mining Corp.	Ltd.	adjustments	Gold Inc.
		(3 months)	(9 months)	(Note 6 (c))
		(Schedule 2)	(Schedule 3)

Sales	$169,206	$9,486	$—	$—	$178,692
Cost of sales	(100,004)	(6,126)	—	—	(106,130)
Depreciation, amortization and depletion	(33,510)	(1,403)	(30)	(2,377)	(37,320)
Accretion of asset retirement obligation	(636)	—	—	—	(636)
Mine operating earnings (loss)	35,056	1,957	(30)	(2,377)	34,606
Corporate administration	(24,350)	(1,995)	(1,693)	(568)	(28,606)
Take-over bid expenses	—	—	(1,230)	(2,824)	(4,054)
Foreign exchange gain (loss)	343	4,884	(20)	9	5,216
Loss on impairment of mineral properties	(3,675)	—	—	—	(3,675)
Stock-based compensation	(41,099)	(1,542)	(2,401)	—	(45,042)
Operating (loss) earnings	(33,725)	3,304	(5,374)	(5,760)	(41,555)
Investment and other business income	5,328	245	1,638	212	7,423
Interest expense	(28,846)	(89)	—	—	(28,935)
Unrealized loss on commodity contracts	(35,773)	—	—	—	(35,773)
Loss arising from assets sold	(2,186)	—	—	—	(2,186)
Write-off of other receivables and other business loss	—	(12,299)	—	—	(12,299)
Loss before income taxes	(95,202)	(8,839)	(3,736)	(5,548)	(113,325)
Income tax recovery	25,039	96	—	806	25,941
Net loss	$(70,163)	$(8,743)	$(3,736)	$(4,742)	$(87,384)

Yamana Gold Inc.

Statement of operations of Desert Sun Mining Corp.
three month period ended March 31, 2006
(Expressed in thousands of dollars)

Schedule 2

	As reported
	Cdn$	US$
		(Note 2)
Sales	$10,953	$9,486
Cost of sales	(7,074)	(6,126)
Depreciation, amortization and depletion	(1,620)	(1,403)
Mine operating earnings	2,259	1,957
Corporate administration	(2,304)	(1,995)
Foreign exchange gain	5,639	4,884
Stock-based compensation	(1,780)	(1,542)
Operating earnings	3,814	3,304
Investment and other business income	283	245
Interest expense	(103)	(89)
Write-off of other receivables and other business loss	(14,201)	(12,299)
Loss before income taxes	(10,207)	(8,839)
Income tax recovery	111	96
Net loss	$(10,096)	$(8,743)

Yamana Gold Inc.

Statement of operations of Viceroy Exploration Ltd.
nine month period ended September 30, 2006
(Unaudited)
(Expressed in thousands of dollars)

Schedule 3

	As reported
	Cdn$	US$
		(Note 2)
Depreciation, amortization and depletion	$(33)	$(30)
Corporate administration	(1,918)	(1,693)
Take-over bid expenses	(1,394)	(1,230)
Foreign exchange loss	(23)	(20)
Stock-based compensation	(2,720)	(2,401)
Operating loss	(6,088)	(5,374)
Investment and other business income	1,856	1,638
Net loss for the period	$(4,232)	$(3,736)

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

Under the CANADA BUSINESS CORPORATIONS ACT (the ”CBCA”), the Registrant may indemnify a present or former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity. The Registrant may not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant’s request and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. The indemnification may be made in connection with a derivative action only with court approval. The aforementioned individuals are entitled to indemnification from the Registrant as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done. The Registrant may advance moneys to the individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out above.

The by-laws of the Registrant provide that, subject to the limitations contained in the CBCA, the Registrant shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the corporation or such body corporate, if he acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The by-laws of the Registrant provide that the Registrant may, subject to the limitations contained in the CBCA, purchase, maintain, or participate in insurance for the benefit of any director, officer, or certain other persons, as such against any liability incurred by him in his capacity as a director or officer of the Registrant or as a director or officer of any body corporate where he acts or acted in that capacity at the Registrant’s request. The Registrant has purchased third party director and officer liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

The exhibit list has been updated to include the following exhibits as part of this Amendment No. 3 to the Registrant’s Registration Statement on Form F-10:

Exhibit	Description
4.30	Press Release regarding Gualcamayo project (incorporated by reference to Yamana’s filing on Rule 425, filed on August 22, 2007)

4.31	Press Release regarding Northern Orion shareholder vote (incorporated by reference to Yamana’s filing on Rule 425, filed on August 22, 2007)

4.32	Additional slides to Yamana corporate presentation (incorporated by reference to Yamana’s filing pursuant to Rule 425, filed on August 28, 2007)

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.                                                           Undertaking

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.                                                           Consent to Service of Process

Concurrently with the filing of the initial Registration Statement on Form F-10, the Registrant filed with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Amendment No. 3 on Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, country of Canada, on August 30, 2007.

YAMANA GOLD INC.

By:	/s/ Peter Marrone
Peter Marrone
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Peter Marrone	Chairman and Chief Executive	August 30, 2007
Peter Marrone	Officer
(principal executive officer)

/s/ Charles Main	Vice-President, Finance and	August 30, 2007
Charles Main	Chief Financial Officer (Principal
Financial Officer and Principal
Accounting Officer)
*
Victor H. Bradley	Director	August 30, 2007

*
Patrick J. Mars	Director	August 30, 2007

*
Juvenal Mesquita Filho	Director	August 30, 2007

*
C. Nigel Lees	Director	August 30, 2007

*
Dino Titaro	Director	August 30, 2007

*
Antenor F. Silva, Jr.	Director	August 30, 2007

*
John Begeman	Director	August 30, 2007

* by	/s/ Peter Marrone
Peter Marrone
attorney in fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Amendment No. 3 to Registration Statement, solely in the capacity of the duly authorized representative of Yamana Gold Inc. in the United States on August 30, 2007.

By:	/s/ John A. Begeman
John A. Begeman
Director

EXHIBIT INDEX

Exhibit	Description

1.1	Take Over Bid Circular, including the Offer to Purchase, dated July 19, 2007*

1.2	Letter of Transmittal*

1.3	Notice of Guaranteed Delivery*

4.1	Management Information Circular of the Registrant dated March 20, 2007 prepared in connection with the annual meeting of shareholders of the Registrant held on May 2, 2007*

4.2

Comparative audited consolidated financial statements of the Registrant and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006 and 2005 and the ten months ended December 31, 2004, together with the report of the auditors thereon* and management’s discussion and analysis of financial results for the year ended December 31, 2006*

4.3

Comparative unaudited consolidated financial statements of the Registrant and the notes thereto as at March 31, 2007 and for the three months ended March 31, 2007 and 2006 and management’s discussion and analysis of financial results for the three months ended March 31, 2007*

4.4	Material change report dated May 10, 2007 relating to the appointment of Mr. John Begeman to the board of directors in place of Mr. Bruce Humphrey, and the appointment of officers of the Registrant*

4.5	Material change report dated July 5, 2007 relating to the Registrant’s intention to make the Offer*

4.6	Business acquisition report of the Registrant dated as of December 22, 2006 prepared in connection with the acquisition of Viceroy Exploration Ltd.*

4.7	Annual Information Form of Northern Orion Resources Inc. for the year ended December 31, 2006 dated March 30, 2007*

4.8

Comparative audited consolidated financial statements of Northern Orion Resources Inc. and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004, together with the report of the auditors thereon*

4.9	Comparative unaudited consolidated financial statements of Northern Orion Resources Inc. and the notes thereto as at March 31, 2007 and for the three months ended March 31, 2007 and 2006*

4.10	Loan Agreement, dated July 19, 2007 by and between Yamana Gold Inc. and Northern Orion Resources, Inc.*

4.11	Revolving Credit Facility*

4.12	Press Release, dated July 16, 2007*

4.13	Notice of Variation and Extension, dated August 14, 2007*

4.14	Press Release dated July 31, 2007 regarding the Meridian offer*

4.15	Press Release dated July 31, 2007 regarding the Meridian offer*

4.16	Outbound phone call script regarding the Meridian offer*

4.17	Inbound phone call script regarding the Meridian offer*

4.18	Outbound phone call script regarding the Meridian offer*

4.19	Inbound phone call script regarding the Meridian offer*

4.20	Press release regarding Yamana quarterly performance*

4.21	Conference call transcript concerning Yamana’s quarterly performance*

Exhibit	Description

4.22

Comparative unaudited consolidated financial statements of the Registrant and the notes thereto as at June 30, 2007 and for the six months ended June 30, 2007 and 2006 and management’s discussion and analysis of financial results for the six months ended June 30, 2007*

4.23	Press release concerning the Meridian offer*

4.24	Commitment letter for term financing facility*

4.25	Comparative unaudited consolidated financial statements of Northern Orion Resources Inc. and the notes thereto as at June 30, 2007 and for the six months ended June 30, 2007 and 2006*

4.26

Material change report dated July 19, 2007 relating to the Registrant’s announcement of having entered into a definitive business combination agreement with Northern Orion Resources Inc. and the announcement of its formal offer for all of the outstanding shares of Meridian*

4.27	Inbound phone call script regarding the Meridian offer (incorporated by reference to Yamana’s filing on Rule 425, filed on August 14, 2007)*

4.28	Outbound phone call script regarding the Meridian offer (incorporated by reference to Yamana’s filing on Rule 425, filed on August 14, 2007)*

4.29	Conference call transcript conerning the Meridian offer (incorporated by reference to Yamana’s filing pursuant to Rule 425, filed on August 15, 2007)*

4.30	Press Release regarding Gualcamayo project (incorporated by reference to Yamana’s filing on Rule 425, filed on August 22, 2007)

4.31	Press Release regarding Northern Orion shareholder vote (incorporated by reference to Yamana’s filing on Rule 425, filed on August 22, 2007)

4.32	Additional slides to Yamana corporate presentation (incorporated by reference to Yamana’s filing pursuant to Rule 425, filed on August 28, 2007)

5.1	Consent of Cassels Brock & Blackwell LLP*

5.2	Consent of Dorsey & Whitney LLP*

5.3	Consent of Deloitte & Touche LLP*

5.4	Consent of Deloitte & Touche LLP*

5.5	Consent of PricewaterhouseCoopers LLP*

5.6	Consent of John Wells*

5.7	Consent of Michael G. Hester*

5.8	Consent of Mario E. Rossi*

5.9	Consent of Michael W. Cassiday*

5.10	Consent of Reno Pressaco*

5.11	Consent of Terrence Hennessey*

5.12	Consent of Rodrigo Mello*

5.13	Consent of Renato Petter*

5.14	Consent of Ronald G. Simpson*

5.15	Consent of John R. Sullivan*

5.16	Consent of G. Ross MacFarlane*

5.17	Consent of Velasquez Spring*

5.18	Consent of Dr. Lawrence B. Cochrane*

5.19	Consent of Karl M. Kolin*

5.20	Consent of Pierre LaCombe*

5.21	Consent of Ivan Machado*

5.22	Consent of Carlos Guzman*

5.23	Consent of Luis Rivera*

5.24	Consent of Melvin L. Klohnv

5.25	Consent of Evandro Cintra*

Exhibit	Description

5.26	Consent of Gerrit Vos*

5.27	Consent of Harry Burgess*

5.28	Consent of Gary Giroux*

5.29	Consent of Callum Grant*

5.30	Consent of Paul Hosford*

5.31	Consent of Deloitte & Touche LLP*

5.32	Consent of Deloitte & Touche LLP*

5.33	Consent of PricewaterhouseCoopers LLP*

6.1	Powers of Attorney*

* Previously filed